FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE    June 16, 2009

ITEM 3.

NEWS RELEASE

A news release was disseminated on June 16, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has closed its previously announced public offering of units

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) announces that it has closed its previously announced public offering of units (the "Offering"). Pursuant to the Offering, the Company issued 24,999,300 units ("Units") at a price of $1.40 per Unit and a further 37,500 warrants (as described below) at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020, including amounts exercised under the Over-Allotment Option. Each Unit consists of one common share (a "Common Share") in the capital of Platinum Group and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one additional Common Share, at a price of $1.75 per Common Share, for a period of 18 months from the closing of this offering until December 16, 2010.  Thomas Weisel Partners Canada Inc. and RBC Capital Markets acted as joint bookrunners and co-lead managers in a syndicate which also included GMP Securities L.P. and Raymond James Ltd. (collectively, the “Underwriters”).

In relation to the Offering the Company granted the Underwriters an option to purchase up to an additional 15% of the Offering to cover over-allotments and for market stabilization purposes, exercisable up until 30 days following closing of the offering. The Underwriters exercised and sold an additional 2,197,000 Units and a further 37,500 warrants under the Over-Allotment Option.

Platinum Group President R. Michael Jones commented “We are very pleased to complete this $35 million financing with the support of our larger shareholders and our strong team of Underwriters. The net proceeds of this financing provides the Company with the means to rapidly advance its Western Bushveld projects through value engineering and implementation preparations and we expect to be making solid progress in the weeks ahead. We continue to advance discussions on several strategic paths and we will now be in a stronger position for these discussions”.

The Company intends to use a significant portion of the net proceeds to pay Anglo Platinum Limited (“Anglo Platinum”) certain amounts due pursuant to the restructuring of the Western Bushveld Joint Venture (“WBJV”) for the equalization of ounces originally contributed by Anglo Platinum to the WBJV, as set out in the Company’s material change report dated December 18, 2008.  The payment to Anglo Platinum is currently estimated to be approximately ZAR202 million (or C$28 million). The final payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is subject to the ounces with reference to the independent calculations in the Technical Report (Feasibility Study) WBJV Project , dated July 7, 2008; and (ii) certain adjustment with respect to United States dollar, South African Rand and Canadian dollar exchange rates.

Additional net proceeds from the Offering will also be used to complete a review and update of the Feasibility Study on the WBJV with current costs and value engineering work. The Company will also complete detailed implementation preparations including working with the key contractors and the potential suppliers of the initial underground development, water and power, and for drilling for potential upgrades to the resources in the Project 3 area of the WBJV. A revised and potential expanded mine plan will also be considered with all of this input. The remainder of the net proceeds will be used for general working capital.

The Units were sold publicly in British Columbia, Alberta and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.  The securities underlying the Units have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws.

ITEM 6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102      N/A

ITEM 7.

OMITTED INFORMATION    N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

June 22, 2009